December 15, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:	Jennifer R. Hardy
Legal Branch Chief

Re:	Aduromed Industries, Inc.
Registration Statement on Form S-1
Filed September 26, 2008
File No. 333-153681

Ladies and Gentlemen:

Set forth below are our responses to your respective enumerated comments from your letter dated December 8, 2008. Please note that the references to page numbers in our Responses and your Comments are to the prospectus filed as part of the above-referenced Registration Statement. We are providing herewith a marked copy of pre-effective amendment no. 3 to the above referenced registration statement. We note that the marked proof provided by our printer shows the complete Selling Holders table as having changed. To facilitate the Staff’s review we are also providing our internal marked WORD version of the Selling Holders table which we provided to the printer, which indicates the specific changes made.

Executive Officers and Directors, 25

1.
We note that Aduromed has added Mr. Kenneth L. Londoner as a director. In Mr. Londoner’s biographical paragraph, describe briefly his business experience during the past five years. As drafted, the disclosure omits dates of his employment history. See Item 401(e)(1) of Regulation S-K.

Response

We have made these revisions in our pre-effective amendment no. 3.

Selling Holders, page 33

2.
Refer to prior comment 6. Disclosure in the table that Mr. Sean S. Macpherson is the beneficial owner of 5,766,667 shares before the offering is inconsistent with the disclosure in footnote 45 to the table and the legal matters section which indicate that Mr. Macpherson is the beneficial owner of 6,266,667 shares. Please reconcile the disclosures.

Response

We have reconciled these disclosures in footnote 45 and the legal matters section in our pre-effective amendment no. 3.

3.
Based on the revised “Shares Beneficially Owned Prior to Offering” column in response to prior comment 6, it appears that footnotes 4-63 relate to disclosures in the “Shares To be Offered” column rather than to disclosures in the “Name” column. Please revise or advise.

Response

We have revised footnotes 4-63 in the selling holder table in our pre-effective amendment no. 3 such that these footnotes describe the beneficial security ownership of the shares being offered by selling holders. Specifically, in footnote 1, we have added the reference “These footnotes describe the securities beneficially owned by Selling Holders listed in the “Shares To Be Offered” column of this table.”

4.
Refer to prior comment 8. As drafted, footnote 2 to the table states merely that the term of all warrants and options is five years from the date of issuance. Revise to specify the date of issuance of all warrants and options.

Response

We have revised the footnotes in the selling holder table in our pre-effective amendment no. 3 to specify the date of issuance of all warrants and options.

Undertakings, page II-3

5.	Refer to prior comment 14. Since the Rule 430B undertaking is inapplicable to this offering, please remove also the Rule 430B undertaking under (d)(i).

6.	If this is not a primary offering, the undertakings under (c)(i), (c)(ii), (c)(iii), and (c)(iv) are inapplicable. Please revise or advise.

Response

We have made these revisions in our pre-effective amendment no. 3.

Exhibit 23.1

7.
Refer to prior comment 29 in our October 16, 2008 letter. As requested previously, include an updated consent of Aduromed’s independent public accountant in any amendment to the registration statement. We note that Aduromed did not include an updated consent in pre-effective amendment 2 to the registration statement.

Response

We have included an updated consent of Aduromed’s independent public accountant in our pre-effective amendment no. 3.

We hope that pre-effective amendment no. 3 addresses all of the Staff’s comments at this time, and would greatly appreciate receiving notification of when we can forward an acceleration request wit respect to this registration statement. You may contact the undersigned at 203-702-4520 or our counsel, Sean Macpherson, at 203-938-4778.

Very truly yours,

/s/ Kevin T. Dunphy
Kevin T. Dunphy,
Chief Financial Officer and Treasurer

Cc:	Scott Grisanti
Sean Macpherson